SHACKSBURY HOLDINGS INC



ANNUAL REPORT

75 Meigs Rd
Vergennes, VT 05491
(802) 458 - 0530
www.shacksbury.com

This Annual Report is dated April 28, 2023.

BUSINESS

Shacksbury is a Vermont C-corp that manufactures hard cider and wine primarily for wholesale, with some direct to consumer sales via a tasting room and online shop. We sell to multiple states, however our largest markets are Vermont, New York, Pennsylvania, and Texas. Shacksbury is known for premium, innovative products and our target demographic skews Millenial and female.

Previous Offerings

Between 5/20/21 and 10/30/21, the company sold 160,222 shares of non-voting common stock in exchange for $3.66 per share under Regulation Crowdfunding. An additional 14,274 shares were granted as "bonus shares" in this round.

Between 9/30/20 and 11/25/20, the company sold 293,111 shares of non-voting common stock in exchange for $3.53 per share under Regulation Crowdfunding. An additional 14,904 shares were granted as "bonus shares" in this round.

On April 3, 2020 the company sold $182,377.38 in convertible debt under Section 4(a)(2).

On June 24, 2019 the company sold $557,321.36 in common stock under Section 4(a)(2) totalling 250,522 shares of voting common stock at a price of $2.25 / share.

On January 24, 2018 the company sold $498,788.50 in common stock under Section 4(a)(2) totalling 249,620 shares of voting common stock at a price of $2.00 / share.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

RESULTS OF OPERATIONS

Year ended December 31, 2022 compared to year ended December 31, 2021.

Revenue

Revenue for fiscal year 2022 was $3,098,292.10, a 8.53% increase over 2021. This is a result of strong growth in the Northeast and declining sales in non-focus regions. We attribute the strong growth in the Northeast to a refreshed, organic core, and a focus on fewer, core products.

Our distribution strategy heading into 2022 was to focus on a handful of key states, primarily here in the Northeast. There are several factors that contributed to this decision. Falling short in fundraising in early 2021 meant we couldn't adequately support all our distributors and, while many of them did (and do) bring in revenue, they also require manpower and there is an opportunity cost there. We decided to reallocate that manpower to more important markets. Another factor is data that suggests craft brands with strong regional performance are more appealing targets for acquisition. Finally, a dramatic increase in shipping cost since COVID has put an additional burden on non-regional sales.

The launch of our new core lineup to certified Organic went very well, particularly the transition of our flagship from "Dry" to "Classic". Yuzu Ginger was the big surprise of the year, as the new release nearly matched the sales of Rosé and Vermonter, despite having significantly fewer points of distribution. It has now been moved into our "core" set.

Cost of sales and Margins

Cost of sales in 2022 was $2,333,547.84, resulting in a gross margin of about 25%, up six points from 2021. This is a result of both a price increase to many of our distributors, and and increase in contract manufacturing.

Expenses

Expenses for 2022 were $1,068,291.87, down 40% from 2021. This decrease was achieved by eliminating several positions and aggressive cost cutting across the board.

Liquidity and Capital Resources
As of December 31, 2021, the Company had cash of $163,235.79.

Debt

- Owed to: People's United Bank (subsequently acquired by M&T Bank)
  Amount owed: $144,242.21
  Interest rate: 5.25%
  Maturity date: September 15, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Addison County Economic Development Corp 44-02-01
  Amount owed: $74,683.67
  Interest rate: 5%
  Maturity date: September 1, 2026
  Material terms: Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest. Balloon payment due 9/1/2026 of approx. $36,786 (at 5%).

- Owed to: Addison County Economic Development Corp 44-01-01
  Amount owed: $41,676.82
  Interest rate: 5%
  Maturity date: July 1, 2027
  Material terms: Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest.

Typical P&I due 11/1/2020 at 5% interest.

- Owed to: Addison County Economic Development Corp 44-03-01
  Amount owed: $38,608.09
  Interest rate: 5%
  Maturity date: June 1, 2025
  Material terms: There are no other material terms to this debt

- Owed to: Vermont Economic Development Authority
  Amount owed: $74,280.26
  Interest rate: 4.5%
  Maturity date: December 19, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Vermont Economic Development Authority
  Amount owed: $72,402.35
  Interest rate: 5.63%
  Maturity date: March 6, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Landlord - Promissory Note
  Amount owed: $357,563.77
  Interest rate: 5.5%
  Maturity date: July 1, 2030
  Material terms: There are no other material terms to this debt

- Owed to: SBA - EIDL
  Amount owed: $499,900.00
  Interest rate: 3.75%
  Maturity date: May 27, 2050
  Material terms: There are no other material terms to this debt

- Owed to: Tom Sight
  Amount owed: $217,258.79
  Interest rate: 7.5%
  Maturity date: June 1, 2022
  Material terms: This is a short term investor loan. There are no other material terms to this debt.

- Owed to: TPU1, LLC
  Amount owed: $75,000.00
  Interest rate: 7.5%

Maturity date: June 1, 2022
Material terms: This is a short term investor loan. There are no other material terms to this debt.

- Owed to: BCCH, LLC
  Amount owed: $75,000.00
  Interest rate: 7.5%
  Maturity date: June 1, 2022
  Material terms: This is a short term investor loan. There are no other material terms to this debt.
- Owed to: VEDA Forgivable Loan Program
  Amount owed: $180,905.00
  Interest rate: 0.00%
  Maturity date: Dec 12, 2024
  Material terms: This is a forgivable loan. We expect to meet the terms of forgiveness.
- Owed to: A. Warren
  Amount owed: $95,593.81
  Interest rate: 5.00%
  Maturity date: Nov. 1, 2027
  Material terms: There are no other material terms to this debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Colin Davis

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and President
  Dates of Service: January 1, 2013 - present
  Responsibilities: Colin handles most financial and legal matters. He also oversees purchasing, manufacturing, and creative. $80,000 / year salary. No equity compensation.
- **Position:** Board Member
  Dates of Service: June 1, 2013 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

Name: David Dolginow

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Vice President
  Dates of Service: June 1, 2013 - present
  Responsibilities: David oversees all sales and distribution matters, as well as, HR and fundraising. $80,000 annual salary. No equity compensation.
- **Position:** Board Chair
  Dates of Service: June 1, 2013 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

Name: Elizabeth Tilton

Principal Occupation: Founder

Employer: Oyster Sunday

Dates of Service: Feb 2019 - present

Hours worked at Principal Occupation: 40

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 1, 2017 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Oyster Sunday
  Title: Founder
  Dates of Service: Feb 2019 - present
  Responsibilities: President / CEO
- **Employer:** W&P Design
  Title: Head of Brand
  Dates of Service: January 1, 2015 - February 1, 2019
  Responsibilities: Identifying and executing W&P's creative (graphic design, copy, video, and

photography), digital marketing, e-commerce, partnerships, events, public relations, social media, and digital advertisement.

Name: Gregory Gatti

Principal Occupation: VP, Sales and Global Strategy

Employer: WhistlePig Whiskey

Dates of Service: Feb, 2019 - present

Hours worked at Principal Occupation: 40

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: Nov, 2020 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

officer includes a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership	Percent of class

			acquirable	
Common Stock	Colin Davis, 128 Bates Rd, Shoreham, VT 05770	584,837 shares		15.03%
	David Dolginow, 640 Sheep Farm Rd, Weybridge, VT 05753	584,837 shares		15.03%

OUR SECURITIES

Our authorized capital stock consists of 7,000,000 authorized shares of common stock, which shares have one vote per share, and 2,400,000 shares of non voting common stock, which has no voting rights. Neither stock class has par value. As of December 31, 2021 there were a total of 3,724,018 shares issued and outstanding and 166,367 shares reserved under an equity incentive plan.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

[COMPANY NAME]

SHACKBURY HOLDINGS INC

By   /s/   _____

        Name   _Colin Davis___

        Title: President

Exhibit A

FINANCIAL STATEMENTS

Shacksbury

Statement of Cash Flows
January - December 2022

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-528,136.24
▸ Adjustments to reconcile Net Income to Net Cash provided by operations:	313,953.24
Net cash provided by operating activities	$ -214,183.00
▸ INVESTING ACTIVITIES	$ -16,963.75
▸ FINANCING ACTIVITIES	$99,566.03
NET CASH INCREASE FOR PERIOD	$ -131,580.72
Cash at beginning of period	299,534.70
CASH AT END OF PERIOD	$167,953.98

Shacksbury

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	60,981.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	178,329.88
Net cash provided by operating activities	$239,311.08
INVESTING ACTIVITIES	$ -85,059.62
FINANCING ACTIVITIES	$ -254,409.11
NET CASH INCREASE FOR PERIOD	$ -100,157.65
Cash at beginning of period	167,953.98
CASH AT END OF PERIOD	$67,796.33

Shacksbury

Balance Sheet
As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	**AS OF DEC 31, 2022 (PY)**
▾ ASSETS		
▾ Current Assets		
▸ Bank Accounts	$67,796.33	$134,999.98
▸ Accounts Receivable	$180,274.13	$172,340.56
▸ Other Current Assets	$322,172.78	$511,748.13
Total Current Assets	$570,243.24	$819,088.67
▸ Fixed Assets	$1,515,663.81	$1,412,212.64
▸ Other Assets	$98,002.94	$116,394.49
TOTAL ASSETS	$2,183,909.99	$2,347,695.80
▾ LIABILITIES AND EQUITY		
▾ Liabilities		
▸ Current Liabilities	$892,825.89	$863,183.79
▸ Long-Term Liabilities	$1,931,111.20	$2,185,520.31
Total Liabilities	$2,823,937.09	$3,048,704.10
▸ Equity	$ -640,027.10	$ -701,008.30
TOTAL LIABILITIES AND EQUITY	$2,183,909.99	$2,347,695.80

Shacksbury

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	**JAN - DEC 2022 (PY)**
▸ Income	$3,181,724.28	$3,100,585.11
▸ Cost of Goods Sold	$2,407,240.45	$2,528,269.25
GROSS PROFIT	$774,483.83	$572,315.86
▾ Expenses		
▾ 65000 Operating Exps		
▸ G & A	492,063.58	628,113.95
▸ S & M	311,797.79	373,320.95
Total 65000 Operating Exps	803,861.37	1,001,434.90
66500 Repairs and Maintenance G & A	4,523.49	2,728.81
▸ Payroll Expenses	92,947.07	148,678.97
▸ Production Services	0.00	
QuickBooks Payments Fees	3,239.58	2,977.44
▸ R&D	2,402.70	12,563.80
Total Expenses	$906,974.21	$1,168,383.92
NET OPERATING INCOME	$ -132,490.38	$ -596,068.06
▸ Other Income	$194,281.67	$64,515.64
▸ Other Expenses	$810.09	$ -3,416.18
NET OTHER INCOME	$193,471.58	$67,931.82
NET INCOME	$60,981.20	$ -528,136.24

Statement of Stockholders Equity Dec 31, 2021 - Dec 31, 2023

	Common stock		Non-voting Common Stock		Additional Paid-in Capital	Retained Earnings	Stockholder Equity	
	Shares	Amount	Shares	Amount				
Balance Dec 31, 2021	2,999,980	$ 2,999.98	308,015	$ 308.02	$ 3,458,143.21	$(2,820,582)	$	640,869.55
Shares issued for cash	-	-	171,201	$ 171.20	$ 586,412.52	-	$	586,583.72
Shares issued for services			3,295.00	$ 3.30				
Net Income (loss)	-	-			-	(1,341,878)		(1,341,878)
Balance Dec 31, 2022	-	$ 3,000		$ 483	$ 4,044,556	$(4,162,459)	$	(114,424)
Net income (loss)	-	-			-	(528,136)		(528,136)
Balance Dec 31, 2023	-	$ 3,000			$ 4,044,556	$(4,690,595)	$	(642,561)

NOTES TO THE FINANCIAL STATEMENTS ABOVE

NOTE 1 – NATURE OF OPERATIONS

Shacksbury Holdings Inc was formed on 07/01/2013 ("Inception") in the State of Vermont. The financial statements of Shacksbury Holdings Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Vergennes, Vt.

Shacksbury Holdings Inc is a Vermont C-corp that manufactures hard cider and wine primarily for wholesale, with some direct to consumer sales via a tasting room and online shop. We sell to multiple states, however our largest markets are Vermont, New York, Pennsylvania, and Texas. Shacksbury is known for premium, innovative products and our target demographic skews Millenial and female.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of hard cider and manufacturing services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Vermont state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Debt detail is noted above in the section starting page 3 titled "Debt."

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of **7,000,000** shares of our common stock with par value of $0.001. As of 12/31/2023 the company has currently issued **3,482,491** shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has an outstanding note to the spouse of one of the founders, David Dolginow , details of which are listed in the debt section above under "A. Warren."

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through 12/31/23, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.


CERTIFICATION


I, _Colin Davis, Principal Executive Officer of Shacksbury Holdings Inc, hereby certify that the financial statements of Shacksbury Holdings Inc. included in this Report are true and complete in all material respects.

_____
Principal Executive Officer